FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report to Foreign Issuer

Pursuant to Rule 13a-16 pr 15d-16 of the Securities Exchange Act of 1934

For the month of November, 2002

Commission File Number: 0-31212

Metal Storm Limited
(Translation of registrant’s name into English)

Level 34 Central Plaza One
345 Queen St
Brisbane, QLD 4000
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒             Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1)(7):

Note:  Regulation S-T Rule 101(b)(1)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐         No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METAL STORM LIMITED
(Registrant)

By:	/s/ Peter Wetzig
Name:	Peter R. Wetzig
Title:	General Manager-Commercial and Company Secretary

Date: December 5, 2002

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METAL STORM LIMITED A.C.N. 064 270 006

Company Contact:	Investor Contact:	Media Contact:
Peter Wetzig	Frank Sufferini	John Bayly
Metal Storm Limited	Orient Capital Pty Ltd	Bayly Willey Holt
TEL: 07 3221 9733	TEL: 02 9964 0200	TEL: 07 3368 2355
ms@metalstorm.com

METAL STORM’S TECHNOLOGY PARTICIPATES IN TWO U.S. DEPARTMENT OF DEFENSE SMALL BUSINESS INNOVATION RESEARCH PROJECTS

ARLINGTON Va, 27 November, 2002: Metal Storm Limited (ASX Code: MST and NASDAQ ticker symbol: MTSX), a pioneer of electronic ballistic technology, announced today that the US Department of Defense Missile Defense Agency (MDA) has made two Small Business Innovation Research (SBIR) Phase I awards to Metal Storm’s teaming partner, StratCom International LLC. Both awards will include the application of Metal Storm electronic ballistic technology.

The Department of Defense SBIR program funds research and development projects which serve defence needs and have the potential for commercialisation in private sector or military markets. Phase I is a six month commercial feasibility concept stage.

The first SBIR award is for the ‘Stratospheric Missile-Intercept Launch System’, which combines the StratCom strategic airships wide area early detection and tracking capability with Metal Storm electronic ballistics. The Metal Storm ballistic system provides lightweight, compact, cost effective cruise missile defence vehicles with a new and effective means of delivering a disproportionally large kinetic mass onto a target.

The second SBIR award is for the ‘Frill-Neck Lizard Interception Technology’. This SBIR is designed to use StratCom’s stratospheric airship platforms with Metal Storm technology to improve kill vehicle reliability by enlarging its destructive volume. The dual use of both companies’ technology contributes to a multi layered defence concept designed to increase the hit/kill ratio probability for missile interception and has the potential to provide major advantages to the MDA mission.

Mike O’Dwyer, Metal Storm’s Chief Executive Officer and President said, “We’re pleased to have this early success with our teaming partner, StratCom. This award marks a major new development in the application of Metal Storm technology and points to a new and exciting commercial path for our technology. The introduction of innovative Metal Storm ballistic concepts into missile interception systems, highlights the breadth of interest that our technology is now attracting.”

On the announcement of the SBIR awards, General Abrahamson, principal of StratCom, said, “Metal Storm is an exciting and innovative ballistic technology that fits ideally with the very active work that StratCom is performing with the Lockheed Martin Corporation on the stratospheric airship and its mission applications. Metal Storm’s electronic ballistics technology was a significant factor in StratCom receiving these two SBIR awards.”

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The Department of Defense (DoD) SBIR program proposals pass through three phases. Success in Phase I can lead to an invitation to apply for a Phase II award of up to US$750,000 over two years to develop the proposal to prototype stage. Phase III requires private sector funding to take the technology to commercialisation. In addition, the SBIR program provides for private funding into Phase II which can fast track approvals and attracts up to four DoD dollars for every one dollar private contribution, thereby leveraging private sector investment.

www:metalstorm.com

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About MDA
Visit: www.winbmdo.com

About SBIRs
Visit: www.acq.osd.mil/sadbu/sbir

About StratCom International

StratCom was formed to investigate and develop the benefits of stratospheric airships for military purposes and for civil telecommunications applications. The principal of Stratcom, General James Abrahamson (USAF ret), former Chairman of Oracle Corporation, has considerable experience in stratospheric and space technology in his former roles of running the Space Shuttle program for three years and as First Director, Strategic Defense Initiative (Star Wars) Program. The company has an exclusive arrangement with Lockheed Martin Naval Electronics and Surveillance Systems under which the high altitude airship program for Defense has been developed since 1998. StratCom is a Delaware company with its headquarters in Florida and a Government Services Division located in Keedysville, MD.

About Metal Storm

Metal Storm Limited is a research and development company based in Brisbane, Australia. The Company is capturing attention from defence organisations worldwide with its revolutionary 100% electronic ballistics technology, which has no known conventional equivalent. Metal Storm currently has approximately AU$100 million in research and development funding in place to develop its technology from leading government defence-related agencies in Australia and the United States. Additionally, the company is well positioned to support the U.S. government’s more urgent homeland defence needs. Recently, the U.S. Department of Defense has accelerated the programs under development as it strengthens its counter-terrorism capabilities.

Safe Harbour

Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the U.S., changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

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METAL STORM LIMITED A.C.N. 064 270 006

Company Contact:	Investor Contact:	Media Contact:
Peter Wetzig	Frank Sufferini	John Bayly
Metal Storm Limited	Orient Capital Pty Ltd	Bayly Willey Holt
TEL: 07 3221 9733	TEL: 02 9964 0200	TEL: 07 3368 2355
ms@metalstorm.com

METAL STORM SIGNS TEAMING AGREEMENT WITH STRATCOM
INTERNATIONAL FOR STRATOSPHERIC AIRSHIP TECHNOLOGY
APPLICATIONS

ARLINGTON, VA – 25 November, 2002:    Metal Storm Limited (ASX Code: MST and NASDAQ Small Cap: MTSX), a pioneer of electronic ballistics technology has signed an exclusive Teaming Agreement with StratCom International, LLC for the development and production of specific Metal Storm ballistic products as they apply to the StratCom stratospheric airship. The Teaming Agreement recognises several near-term Metal Storm technology applications for the stratospheric airship, which is a very-high-altitude airborne vehicle, designed to provide command and control facilities for asset protection and contains its own integral self defence capabilities.

StratCom was formed by its principal, General James A. Abrahamson, USAF (ret) to investigate and develop the benefits of stratospheric airships for military and civil applications. StratCom negotiated an exclusive arrangement with Lockheed Martin Naval Electronics and Surveillance Systems (formerly Goodyear Aerospace Division), and has won several contracts with the US Department of Defense. StratCom’s primary focus is in military stratospheric airships and telecommunications.

General Abrahamson spent 33 years in the USAF. During his distinguished military career he was Project Manager for Maverick guided missiles, Director of the multinational F-16 program, Associate Administrator of Space Flight for NASA where he ran the Space Shuttle program for three years. He was also the First Director, Strategic Defense Initiative ‘Star Wars’ program.

In his civilian career General Abrahamson served as Chairman of Oracle Corporation for three years, was President of Hughes Aircraft Transportation Sector and also selected as Director, Task Force One for the FAA.

Mike O’Dwyer, President and CEO of Metal Storm said, “The exclusive Teaming Agreement we have with StratCom is designed to lead to the development and production of specific ballistic products that can be integrated into StratCom’s stratospheric airship program. General Abrahamson’s vast experience in both the military and commercial sector allows us to establish a cooperative framework to pursue increasingly sophisticated weapon systems employing Metal Storm technology with StratCom’s extensive stratospheric airship experience.”

On signing the Teaming Agreement, General Abrahamson said, “I have been following the progress of Metal Storm’s weapon system technology for some time and find it to be one

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of the most exciting ballistic developments with which I have been associated. Metal Storm’s technology represents a real and new capability for utilisation in stratospheric airships, particularly for homeland security and in missile defence and missile intercept systems. It is also an extremely important development for many agencies in the US Department of Defense.”

Visit: www.metalstorm.com

About Metal Storm
Metal Storm Limited is a research and development company based in Brisbane, Australia. The Company is capturing attention from defence organisations worldwide with its revolutionary 100% electronic ballistics technology, which has no known conventional equivalent. Metal Storm currently has approximately US$50 million in research and development funding in place to develop its technology from leading government defence-related agencies in Australia and the United States. Additionally, the company is well positioned to support the U.S. government’s more urgent homeland defence needs. Recently, the U.S. Department of Defense has accelerated the programs under development as it strengthens its counter-terrorism capabilities.

About StratCom International, LLC
StratCom was formed to investigate and develop the benefits of stratospheric airships for military purposes and for civil telecommunications applications. The company has an exclusive arrangement with Lockheed Martin Naval Electronics and Surveillance Systems under which the high altitude airship program for Defense has been developed since 1998. StratCom is a Delaware company with its headquarters in Florida and a Government Services Division located in Keedysville, MD.

Safe Harbor
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the U.S., changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

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